

Mail Stop 3720

May 5, 2008

Via U.S. Mail

Ms. Sharilyn S. Gasaway
Chief Financial Officer
Alltel Corporation
One Allied Drive
Little Rock, AK 72202

> **RE:** **Alltel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 001-04996**

Dear Ms. Gasaway:

We have reviewed your supplemental response letter dated April 28, 2008 as well as your filing and have the following comment. As noted in our comment letter dated April 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements and Notes

Note 18. Agreement to Lease Cell Site Towers, page F-85

1.   We note your response to prior comment 2. You state that Atlantis Holdings assumed an obligation to continue to grant American Tower the right to use certain tower assets. Please provide us with more information regarding your reassessment of the acquired lease agreement by addressing the following items:

- Describe the methodology you used to determine the fair value of the unfavorable contract. Tell us how you considered each of the various rights and obligations associated with the lease agreement.

- Describe the events or changes in circumstances that occurred during the period between the inception of the agreement with American Tower and the acquisition by Atlantis Holdings that affected the value of the contract unfavorably.

- It is unclear to us whether you considered the obligation to continue to grant American Tower the right to use your assets in assessing the value of the unfavorable contract. If the value of the unfavorable contract does not include it, tell us your proposed accounting treatment for this obligation.

* * * *

Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director